

January 6, 2012

<u>Via Facsimile</u>
Bryan Hammond
Chairman of the Board and President
Explore Anywhere Holding Corp.
6150 West 200 South #3
Wabash, Indiana 46992

> **Re: Explore Anywhere Holding Corp.**
> **Form 8-K**
> **Filed February 4, 2011**
> **File No. 001-33933**

Dear Mr. Hammond:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Craig Slivka, for

                                        Pamela Long
                                        Assistant Director

     cc: <u>Via Facsimile</u>
             W. Scott Lawler, Esq.